                                                                                                                                                                                                                May 8, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Amanda McManus, Branch Chief--Legal

Re:           Sahara Media Holdings, Inc.
                              Amendment No. 3 to Form S-1
  Filed April 9, 2009 (File No. 333-155205)

Ladies and Gentlemen:

On behalf of Sahara Media Holdings, Inc. (“Sahara” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of April 23, 2009.

Prospectus Summary, page 5

1.                      We note that you officially launched on March 5, 2009. Please revise to provide investors withstatistics regarding web traffic since your launch for both of your websites. Revise throughout, asappropriate.

Response:

The registration statement has been revised throughout to provide investors with statistics regarding web traffic in accordance with the Staff’s comment.

Description of Business, page 29

2.                      We note your revised disclosure on page 30 that you have maintained BET and Glam Media toserve as ad aggregators. Please revise to briefly describe the material terms of your agreementswith these providers. Please file those agreements as exhibits.

Response:

The registration statement has been revised to describe the material terms of the Company’s agreements with BET and Glam Media. The agreement with BET has been filed as an exhibit. A written agreement with Glam Media is still pending.

3.                      Furthermore, please revise to provide a detailed explanation of the basis for the estimated revenueyou will generate in the third and fourth quarters of 2009.

Response:

The registration statement has been revised to provide a detailed explanation of the basis for the Company’s estimated revenue in accordance with the Staff’s comment.

Liquidity and Capital Resources, page 39

4.                      Please revise to provide more information regarding salaries. Your disclosure in this sectionestimates salary expenses of $1.4 million to $1.8 million annually. Your disclosure on page 34estimates editorial staff salaries of approximately $250,000 annually and on page 44 you disclose an employment agreement for $300,000. Please revise to clarify the remainder of your anticipated salary expenditures. Revise here, or in an appropriate section.

Response:

The registration statement has been revised to clarify the remainder of the Company’s anticipated salary expenditures in accordance with the Staff’s comment.

Very Truly Yours,

By:	/s/ Jeff Cahlon

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com